EXHIBIT 4.1

EXECUTION COPY

INVESTOR RIGHTS AGREEMENT

               Investor Rights Agreement, dated as of June 23, 2009, by and among Office Depot, Inc., a Delaware corporation (the “Company”), BC Partners, Inc., as the Investor Representative, and the several investors listed on Schedule 1 (collectively, the “Investors”).

               WHEREAS, on the date of this Agreement, the Company and the Investors entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, the Preferred Shares on the terms and subject to the conditions set forth in the Purchase Agreement; and

               WHEREAS, it is a condition to the closing of the transactions contemplated by the Purchase Agreement that the Company and the Investors enter into this Agreement.

               NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Company and the Investors agree as follows:

               1.      Definitions. Capitalized terms used and not otherwise defined in this Agreement that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

               “Adjusted EBITDA” means, for any period, Consolidated Net Income for such period, plus, to the extent reflected as a charge in the statement of such Consolidated Net Income for such period, the sum of, without duplication, (i) taxes, (ii) interest, (iii) amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness, (iv) depreciation and amortization, (v) amortization or impairment of intangibles (including but not limited to goodwill) and organization costs, (vi) any extraordinary expenses or losses, (vii) any unusual or non-recurring charges, expenses or losses approved by the finance committee of the Board to the extent (x) consistent with past practices of the Company and (y) disclosed by the Company in its public filings with the SEC and (viii) any other non-cash charges (excluding any non-cash charge that will result in a cash expenditure in a future period), and minus, to the extent reflected as a credit in determining Consolidated Net Income for such period, (A) any extraordinary, unusual or non-recurring credits, income or gains (including, whether or not otherwise includable as a separate item in the statement of Consolidated Net Income for such period, gains on dispositions outside of the ordinary course of business) and (B) any other non-cash items of income for such period (excluding any non-cash items of income in respect of which cash will be received in a future period).

               “Consolidated Debt” means at any point in time, the indebtedness of the Company and its Subsidiaries for such reporting period, presented on a consolidated basis in accordance with Generally Accepted Accounting Principles.

               “Consolidated Net Income” means for any period, the net income of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with Generally Accepted Accounting Principles.

               “Credit Facilities” means (i) the Credit Agreement and (ii) each of the Company’s foreign credit facilities in place as of the date of this Agreement, in each case as amended, supplemented, restated, renewed, replaced, refinanced or otherwise modified from time to time as permitted by the terms of Sections 2.5(a)(i) and 2.5(b).

               “Indebtedness” means (i) indebtedness for borrowed money whether or not evidenced by bonds, notes, debentures or other similar instruments, including purchase money obligations or other obligations relating to the deferred purchase price of property, (ii) obligations as lessee under leases which have been recorded as capital leases and (iii) obligations under guaranties in respect of indebtedness or obligations of others of the kind referred to in clauses (i) through (ii) above, as reported in accordance with Generally Accepted Accounting Principles, provided that Indebtedness shall not include (A) trade payables and accrued expenses arising in the ordinary course of business and (B) indebtedness, obligations under guaranties and other liabilities owed by the Company to its Subsidiaries or among the Company’s Subsidiaries.

               “Mexico JV” means Office Depot de Mexico, S.A. de C.V.

               “New Securities” means any shares of capital stock of the Company, including Common Stock and Preferred Stock, whether authorized or not by the Board or any committee of the Board, and rights, options, or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible into capital stock; provided, however, that the term “New Securities” shall not include: (i) securities issued to employees, consultants, officers and directors of the Company, pursuant to any arrangement approved by the Board or the Board’s Compensation Committee; (ii) securities issued pursuant to the acquisition of another business entity by the Company by merger, purchase of substantially all of the assets or shares, or other reorganization whereby the Company will own equity securities of the surviving or successor corporation; (iii) securities issued in a registered public offering underwritten, provided that the Company shall have complied with Section 5 with respect to the initial sale or grant by the Company of such securities; (iv) securities issued pursuant to any rights or agreements, including, without limitation, convertible securities, options and warrants, provided that either (x) the Company shall have complied with Section 5 with respect to the initial sale or grant by the Company of such rights or agreements or (y) such rights or agreements existed prior to the Closing Date (it being understood that any modification or amendment to any such pre-existing right or agreement subsequent to the Closing Date with the effect of increasing the percentage of the Company’s fully-diluted securities underlying such rights agreement shall not be included in this clause (iv)); (v) securities issued in connection with any stock split, stock dividend or recapitalization by the Company; (vi) Preferred Shares issued pursuant to the Purchase Agreement and Common Stock issued upon conversion of such Preferred Shares; and (vii) any right, option, or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to clauses (i) through (vi) above.

               “Ownership Percentage” means, as of any date, the percentage equal to (i) the difference of (x) the aggregate number of shares of Common Stock issued to the Investors pursuant to the Purchase Agreement (calculated assuming (A) the Shareholder Approvals have been obtained and (B) full exercise and conversion of the Preferred Shares issued to each of the Investors pursuant to the Purchase Agreement), minus (y) the aggregate number of any shares of Common Stock and any Preferred Shares (calculated for such purposes as Common Stock, assuming (A) the Shareholder Approvals have been obtained and (B) the full exercise and conversion of such Preferred Shares) transferred by any Investor to any Person (including to the Company in connection with a redemption by the Company pursuant to the terms of the applicable Certificate of Designations or pursuant to a merger or consolidation recommended by the Board in which the Company will not be the surviving entity, but excluding any transfers to such Investor’s Affiliates (including commonly controlled or managed investment funds) who, if required by Section 4.1, execute a written joinder agreement in a form approved by the Company pursuant to Section 4.1) or with respect to which any Investor has entered into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such Common Stock or Preferred Shares, whether any such transaction, swap or series of transactions is to be settled by delivery of securities, in cash or otherwise (irrespective of whether such transfer or swap or other agreement is in compliance with the restrictions set forth in this Agreement or the Certificates of Designations) divided by (ii) the total number of shares of Common Stock then outstanding (calculated assuming (A) the Shareholder

Approvals have been obtained and (B) full exercise and conversion of the Preferred Shares issued to each of the Investors pursuant to the Purchase Agreement).

               2.      Governance Matters.

               2.1      Board Composition.

                          (a)       Effective as of the Closing, the Company shall increase the size of the Board by three directors and cause Raymond Svider, James Rubin and Justin Bateman to be appointed to the Board. For so long as the Investors’ Ownership Percentage is equal to or greater than the percentage indicated in the left hand column of the table below, the Investor Representative on behalf of the Investors shall have the right to nominate for election to the Board that number of directors indicated in the right hand column of the table below (each an “Investor Designee”), and the Company shall, at any annual or special meeting of shareholders of the Company at which directors are to be elected, subject to the fulfillment of the requirements set forth in Section 2.1(b), nominate the Investor Designees for election to the Board and use all reasonable efforts to cause the Investor Designees to be elected as directors of the Board.

Ownership Percentage	Investor Designees
15%	3
10%	2
5%	1

                          (b)       Any Investor Designee shall (i) be an employee of BC Partners Limited, BC Partners Holdings Limited, BC Partners Inc., BC Partners s.à r.l., BC Partners Gmbh, BC Partners s.à r.l., BC Partners Suisse s.r.l. or CIE Management II Limited, (ii) shall be reasonably acceptable to the Board’s Corporate Governance and Nominating Committee (the “Governance Committee”) and (iii) shall comply in all respects with the Company’s corporate governance guidelines as in effect from time to time. The Investor Representative shall notify the Company of any proposed Investor Designee in writing no later than the latest date on which shareholders of the Company may make nominations to the Board in accordance with the Bylaws, together with all information concerning such nominee required to be delivered to the Company by the Bylaws and such other information reasonably requested by the Company; provided that in each such case, all such information is generally required to be delivered to the Company by the other outside directors of the Company (the “Nominee Disclosure Information”); provided, further that in the event the Investor Representative fails to provide any such notice, the Investor Designees shall be the person then serving as the Investor Designee as long as the Investor Representative provides the Nominee Disclosure Information to the Company promptly upon request by the Company.

                          (c)       In the event of the death, disability, resignation or removal of an Investor Designee, the Board will promptly elect to the Board a replacement director designated by the Investor Representative, subject to the fulfillment of the requirements set forth in Section 2.1(b), to fill the resulting vacancy, and such individual shall then be deemed an Investor Designee for all purposes under this Agreement.

                          2.2       Committee Membership. For so long as the Investors’ Ownership Percentage is equal to or greater than 10%, (i) one Investor Designee will be appointed by the Board to sit on each regular committee of the Board (other than the Board’s Audit Committee (the “Audit Committee”)), subject to such Investor Designee satisfying applicable qualifications under applicable law, regulation or stock exchange rules and regulations, (ii) one Investor Designee will be permitted to attend meetings of the Audit Committee as an observer and (iii) the Board’s Finance Committee (the “Finance Committee”) will be comprised of five directors, two of whom will be Investor Designees, and the Finance Committee’s charter will specify that the

Finance Committee’s responsibilities include the review of the Company’s annual business plan and operating budget. In the event that the holders of Series A Preferred are entitled to appoint more than one director, the Investor will have the right to designate which director serves on which committee or committees (subject to chosen director satisfying applicable qualifications under law or stock exchange rule), provided that such selection is reasonably acceptable to the Governance Committee. If an Investor Designee fails to satisfy the applicable qualifications under law or stock exchange rule to sit on any committee of the Board, then the Board shall permit such Investor Designee to attend (but not vote) at the meetings of such committee as an observer.

                              2.3      Compensation and Benefits. Each of the Investor Designees will be entitled to receive similar compensation, benefits, reimbursement, indemnification and insurance coverage for their service as directors as the other outside directors of the Company. For so long as the Company maintains directors and officers liability insurance, the Company shall include each Investor Designee as an “insured” for all purposes under such insurance policy for so long as such Investor Designee is a director of the Company and for the same period as for other former directors of the Company when such Investor Designee ceases to be a director of the Company.

                              2.4       Budget Review. For so long as the Investors’ Ownership Percentage is equal to or greater than 10%, the Investor Designees plus the chief executive officer and the chief financial officer of the Company shall meet once annually and review the annual business plan and operating budget produced prior to its submission to the Board.

                              2.5       Special Approval Matters.

                              (a)       For so long as the Investors’ Ownership Percentage is equal to or greater than 10%, the following matters will require the approval of at least 66-2/3% of the directors on the Board to authorize the Company to proceed with such a transaction (excluding any such transaction between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries):

                              (i)      the incurrence of any Indebtedness in excess of $200 million in the aggregate during any fiscal year (excluding any (A) refinancings and replacements of Indebtedness outstanding as of the date of this Agreement and (B) borrowings under the Credit Facilities);

                              (ii)      the sale, transfer or other disposition of assets or businesses of the Company or its Subsidiaries (other than the Mexico JV) with a value in excess of $50 million in the aggregate during any fiscal year (other than sales of inventory or supplies in the ordinary course of business, sales of obsolete assets (excluding real estate), sale-leaseback transactions and accounts receivable factoring transactions);

                              (iii)      the acquisition of any assets or properties (in one or more related transactions) for cash or otherwise for an amount in excess of $50 million in the aggregate during any fiscal year (other than acquisitions of inventory and equipment in the ordinary course of business);

                              (iv)      capital expenditures in excess of $30 million individually (or in the aggregate if related to an integrated program of activities) or in excess of $275 million in the aggregate during any fiscal year; and

                              (v)      making, or permitting any Subsidiary (other than the Mexico JV) to make, loans to, investments in, or purchasing, or permitting any Subsidiary (other than the

Mexico JV) to purchase, any stock or other securities in another corporation, joint venture, partnership or other entity (including the Mexico JV) in excess of $50 million in the aggregate during any fiscal year.

                              (b)      For so long as the Investors’ Ownership Percentage is equal to or greater than 10%, the following will require the approval of at least one of the Investor Designees: (i) increasing the size of the Board beyond 14 directors and (ii) the incurrence of any Indebtedness for borrowed money in excess of $200 million in the aggregate during any fiscal year (excluding (A) any borrowings under the Credit Facilities and (B) after June 23, 2011, any refinancings and replacements of Indebtedness outstanding as of the date of this Agreement that do not increase the aggregate principal amount of, or the amount that may be borrowed by the Company or its Subsidiaries under, as applicable, such Indebtedness as in effect on the date of this Agreement) if the ratio of Consolidated Net Debt to the trailing four quarter Adjusted EBITDA of the Company and its Subsidiaries, on a consolidated basis, is more than 4x.

                              (c)      For so long as the Investors or their respective Affiliates (including commonly controlled or managed investment funds) or any direct or indirect owner of the foregoing own any shares of Series A Preferred or Series B Preferred issued to the Investors on the Closing Date (each such owner of such a share, an “Investor Group Member”), issuing (i) convertible debt that is by its terms convertible into capital stock of the Company, (ii) preferred stock or (iii) options or warrants to acquire preferred stock, will require the approval of the Investor Representative; provided, however, that the approval set forth in this Section 2.5(c) will not be required if (A) the Company establishes (or has previously established) a Withholding Tax Escrow (as defined in Annex A) or (B) if the Company reasonably expects that the Company will not collect Withholding Tax (as defined in Annex A) from any Investor Group Member as a result of the issuance of such stock or securities or the payment or accrual of interest or dividends on such stock or securities (provided in the case of this clause (B) that if the Company subsequently determines to collect Withholding Tax as a result of the issuance of such stock or securities or the payment or accrual of interest or dividends on such stock or securities, then, unless the Company has previously established a Withholding Tax Escrow, the Company will, at the time it so determines to begin collecting Withholding Tax, establish a Withholding Tax Escrow). The Company shall establish a Withholding Tax Escrow only if it reasonably expects that such issuance of stock or securities will result in the Company having an obligation to collect Withholding Tax.

            3.       Voting Agreement.

                       3.1     Voting Agreement as to Certain Matters. In connection with any proposal submitted for Company shareholder approval (at any annual or special meeting called, or in connection with any other action (including the execution of written consents)) related to the election or removal of directors of the Board or any business or proposal involving the Company, each of the Investors will (a) cause all of their respective shares of Company capital stock that are entitled to vote, whether now owned or hereafter acquired (collectively, the “Voting Securities”), to be present in person or represented by proxy at all meetings of shareholders of the Company, so that all such shares shall be counted as present for determining the presence of a quorum at such meetings and (b) vote all of their Voting Securities: (i) in favor of any nominee or director nominated by the Governance Committee (provided that the Governance Committee is consistent with the terms of Section 2.1), (ii) against the removal of any director nominated by the Governance Committee, (iii) with respect to any other business or proposal, in accordance with the recommendation of the Board, other than with respect to the approval of any proposed business combination (including, without limitation, any reorganization, merger, tender offer, consolidation, sale of assets or otherwise) agreement between the Company and any other Person and (iv) in favor of the Shareholder Approvals. Notwithstanding anything to the contrary, there shall be no restriction on the ability of any Investor (or any successor in interest to any of the Voting Securities) to exercise its voting rights pursuant to Section 9(b) and 9(c) of each of the Certificates of Designations.

                           3.2      No Successors in Interest. The provisions of this Section 3 shall not be binding upon the successors in interest to any of the Voting Securities other than Affiliates of the Investors (including commonly controlled or managed investment funds).

                           3.3      Termination of Voting Agreement. The provisions of this Section 3 shall terminate upon the earliest to occur of any one of the following events: (i) as to any Investor, the date on which such Investor ceases to own any Preferred Shares and any shares of Common Stock issued upon conversion of the Preferred Shares (for the avoidance of doubt, whether by reason of redemption, transfer or conversion), (ii) the liquidation, dissolution or indefinite cessation of the business operations of the Company, (iii) the execution by the Company of a general assignment for the benefit of creditors or the appointment of a receiver or trustee to take possession of the property and assets of the Company or (iv) the acquisition of the Company by any other Person by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, consolidation, sale of assets or otherwise).

               4.        Restrictions on Transfer.

                          4.1       No Transfer of Shares Prior to Second Anniversary. Prior to June 23, 2011, each of the Investors agree that they will not directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of any portion of any Preferred Shares or shares of Common Stock issued upon a conversion of the Preferred Shares to any Person without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion) other than (i) to its Affiliates (including commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such Affiliate agrees to be bound by the terms of Sections 3, 4 and 6, (ii) pursuant to a tender or exchange offer recommended by the Board, (iii) pursuant to a merger or consolidation recommended by the Board in which the Company will not be the surviving entity or (iv) in connection with a redemption by the Company pursuant to the terms of the applicable Certificate of Designations. Any purported Transfer which is not in accordance with the terms and conditions of this Section 4.1 shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the Company shall be entitled to injunctive relief enjoining the prohibited action.

                          4.2       No Transfer to Competitors. Each Investor agrees that they will not at any time directly or knowingly indirectly (without any duty of investigation) transfer any Preferred Shares or any shares of Common Stock issuable upon conversion of the Preferred Shares to any Competitor of the Company without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion). For purposes of this Section 4.2, “Competitor” shall mean (i) any Person that (x) sells office products or services, whether in retail stores or via direct sales, catalogs or the internet and (y) such sales represent greater than 15% of the total annual sales, for the most recent completed fiscal year, of such Person and its direct and indirect subsidiaries taken as a whole and (ii) any Person that has direct or indirect majority voting control of any Person identified in the preceding clause (i).

                          4.3       No Block Transfers to Individual Persons. Each Investor agrees that it will not, individually or acting together with any other Investor, at any time knowingly (after reasonable inquiry), directly or indirectly, transfer any Preferred Shares or any shares of Common Stock issuable upon conversion of the Preferred Shares (a) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) in an amount constituting 7.0% or more of the voting capital stock of the Company then outstanding or (b) to any individual Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) that, immediately following such transfer, would beneficially own in the aggregate more than

9.5% of the voting capital stock of the Company then outstanding (other than, in each case of clauses (a) or (b), to (i) any Investor, (ii) any of its Affiliates (including commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such Affiliate agrees to be bound by the terms of Sections 3, 4 and 6 or (iii) an underwriter in connection with a bona fide public offering or distribution).

               5.       Right of First Offer.

                         5.1      Subject to the terms and conditions set forth in this Section 5, the Investors have the right to purchase from the Company an amount of any New Securities that the Company may, from time to time, propose to issue and sell equal to such Investor’s Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance) to the extent such New Securities are actually issued.

                         5.2      In the event the Company proposes to undertake an issuance of New Securities, it shall give the Investor Representative written notice of its intention, describing the type of New Securities and the price and terms upon which the Company proposes to issue such New Securities (a “Notice of Issuance”). Each Investor shall have 30 days from the date of delivery of a Notice of Issuance to the Investor Representative to agree to purchase a portion of the New Securities equal to such Investor’s Ownership Percentage (calculated as of the date of delivery of such Notice of Issuance), for the price and upon the terms specified in the Notice of Issuance. On or prior to the expiration of such 30 day period, the Investors Representative shall deliver a written notice to the Company on the Investors’ behalf stating the quantity of New Securities to be purchased by each Investor (the “Investor Response”), which written notice shall be binding on the Company and such Investor subject only to the completion of the issuance of New Securities described in the applicable Notice of Issuance.

                         5.3      The Company shall have 120 days following the earlier of (i) the expiration of the 30-day period described in Section 5.2 and (ii) the delivery of the Investor Response to sell or enter into an agreement to sell the New Securities with respect to which the Investors’ right to purchase was not exercised, at a price and upon terms no more favorable than those specified in the Notice of Issuance. If the Company does not sell such New Securities or enter into an agreement to sell such New Securities within such 120-day period, then the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Investors in the manner provided in Section 5.2.

                         5.4      If, at the close of any Business Day following the Closing Date, the Investors’ Ownership Percentage is less than 10%, then all obligations of the Company pursuant to this Section 5 shall immediately terminate.

               6.       Standstill Restrictions.

                         6.1      Until the later of (x) the time that the Investors’ Ownership Percentage is less than 3% and (y) June 23, 2012, each of the Investors and their respective Affiliates (including commonly controlled or managed investment funds) shall not (i) directly or indirectly acquire, agree to acquire, or offer to acquire, beneficial ownership of any equity or debt securities of the Company, any warrant or option to purchase such securities, any security convertible into any such securities, or any other right to acquire such securities, other the Preferred Shares, Common Stock acquired upon conversion of such Preferred Shares and any Preferred Shares or Common Stock paid as dividends or as an increase of the accrued liquidation payment amount or distributions thereon, (ii) directly or indirectly enter into or agree to enter into any merger, business combination, recapitalization, restructuring, change of control transaction or other extraordinary transaction involving the Company or any of its Subsidiaries, (iii) make, or in any way participate or engage in, directly or indirectly, any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company or any of Subsidiary of the Company, (iv) bring any action or otherwise act to contest the validity of the restrictions set forth in this

Section 6, or seek a release of such restrictions, (v) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any Subsidiary of the Company except for any group constituting solely of the Investors and their respective Affiliates, (vi) seek the removal of any directors from the Board or a change in the size or composition of the Board (including, without limitation, voting for any directors not nominated by the Board), except as otherwise provided in Section 2.5(b) and the Series A Certificate of Designations and the Series B Certificate of Designations, (vii) propose or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other person regarding any possible purchase or sale of any securities or assets of the Company or any Subsidiary of the Company (other than securities owned by the Investors), (viii) call, request the calling of, or otherwise seek or assist in the calling of a special meeting of the shareholders of the Company, (ix) deposit any Preferred Shares or Common Stock in a voting trust or similar arrangement or subject any Preferred Shares or Common Stock to any voting agreement, pooling arrangement or similar arrangement, or grant any proxy with respect to any Preferred Shares or Common Stock to any person not affiliated with the Investor or Company management; (x) enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Preferred Shares or the Common Stock, whether any such transaction, swap or series of transactions is to be settled by delivery of securities, in cash or otherwise; (xi) disclose any intention, plan or arrangement prohibited by, or inconsistent with, the foregoing or (xii) make, or take, any action that would reasonably be expected to cause the Company to make a public announcement regarding any intention of any Investor to take an action that would be prohibited by the foregoing; provided, however, that the foregoing shall not restrict the ability of the Investor Designees or other directors appointed or elected to the Board pursuant to the terms of the Series A Certificate of Designations and the Series B Certificate of Designations from exercising their fiduciary duties.

                         6.2      Notwithstanding the foregoing, if the Board decides to engage in a process that could give rise to a change of control of the Company, the Company shall invite the Investors acting through the Investor Representative to participate in such process on the terms and conditions generally made available to the other participants in such process; provided, however, that each Investor Designee shall resign from the Board during the period in which the Investors Representative on behalf of any Investor is participating in such process; provided, further, however, that, following the termination of the Investors participation in any process, the Investors’ right to nominate the Investor Designees shall be reinstated and the Company shall appoint the Investor Designees that resigned to the Board as soon as reasonably possible. In addition, if requested by the Board, the Investor Representative on behalf of the Investors may submit a confidential private acquisition proposal to the Board and respond to any related inquiries from the Board, provided that any such proposal shall be conditioned on approval of the Board.

               7.      Termination. Other than the termination provisions applicable to particular Sections of this Agreement that are specifically provided elsewhere in this Agreement, this Agreement shall terminate (except for Section 8) (a) upon the mutual written agreement of the Company and the Investor Representative or (b) at such time as the Investors no longer beneficially own any shares of Common Stock or any Preferred Shares.

               8.      Confidentiality.

                        8.1       The Investor Representative and each Investor hereby agree to keep confidential, to cause their respective employees, officers, directors and Affiliates to keep confidential and to instruct their respective representatives to keep confidential, any and all confidential information of the Company, including non-public information relating to the Company’s finances and results, trade secrets, know-how, customers, business plans, marketing activities, financial data and other business affairs that was disclosed by the Company on or prior to the date of this Agreement pursuant to the terms of the confidentiality agreement dated January 6, 2009 between the Company and BC Partners, Inc. (the “Confidentiality

Agreement”) or that is disclosed on or after the date of this Agreement by the Company or any Investor Designee to the Investor Representative, any Investor or their respective Affiliates or representatives (each a “Receiving Party”), (collectively, the “Company Proprietary Information”), and to utilize the Company Proprietary Information only for purposes related to the purpose for which such information was disclosed (the “Utilization Restriction”); provided, however, that the Utilization Restriction shall not restrict the sale of the Preferred Shares or the Common Stock issued upon conversion of the Preferred Shares so long as such Investor complies with the confidentiality restrictions of this section, the Company’s insider trading policy and applicable securities laws; provided, further, however, that Company Proprietary Information shall not include any information that (i) is or subsequently becomes publicly available without breach of this Section 8 or (ii) is or subsequently becomes known or available to a Receiving Party from a source other than the Company that, to such Receiving Party’s knowledge, is not prohibited from disclosing such Company Proprietary Information to the Receiving Party by a contractual, legal or fiduciary obligation owed by such other third party to the Company. For the avoidance of doubt, subject to the terms of this Section 8, any Investor may disclose Company Proprietary Information to its employees, officers, directors, advisors and representatives (including the Investor Representative). Each Investor shall be responsible for any failure of its employees, officers, directors, advisors and representatives to keep confidential the Company Proprietary Information.

                         8.2       In the event that any Receiving Party is required by applicable law, regulation or legal process to disclose any Company Proprietary Information, then (to the extent reasonably practicable, before substantively responding to any such request or requirement) such Receiving Party will provide the Company with prompt written notice of any such request or requirement so that the Company may (at its sole cost and expense) seek a protective order or other appropriate remedy, or both, or waive compliance with the provisions of this Section 8 or other appropriate remedy, or if the Company so directs, such Receiving Party will exercise its own reasonable best efforts to assist the Company in obtaining a protective order or other appropriate remedy at the Company’s sole cost and expense. If, failing the entry of a protective order or other appropriate remedy or the receipt of a waiver hereunder, disclosure of any Company Proprietary Information is required by law, regulation or legal process then such Receiving Party may furnish only that portion of the Company Proprietary Information that is required to be so furnished pursuant to law, regulation or legal process. In any event, such Receiving Party will cooperate fully with any action by the Company (at its sole cost and expense) to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Company Proprietary Information.

                         8.3       This Agreement shall supersede the Confidentiality Agreement and, as of the date of this Agreement, the Confidentiality Agreement is terminated.

               9.       Tax Matters.

                         9.1       Each Investor shall deliver to the Company within 90 days after the Closing Date two original copies of whichever of the following is applicable: (i) duly completed and executed copies of Internal Revenue Service Form W-8BEN (or any subsequent versions thereof or successors thereto), claiming eligibility (if any) for benefits of an income tax treaty to which the United States of America is a party, (ii) duly completed and executed copies of Internal Revenue Service Form W-8ECI (or any subsequent versions thereof or successors thereto), (iii) duly completed and executed copies of Internal Revenue Service Form W-8EXP (or any subsequent versions thereof or successors thereto) (iv) duly completed and executed copies of Internal Revenue Service Form W-9 (or any subsequent versions thereof or successors thereto), (v) duly completed and executed copies of Internal Revenue Service Form W-8IMY (or any subsequent versions thereof or successors thereto), together with forms and certificates described in clauses (i) through (iv) above (and additional Form W-8IMYs (or any subsequent versions thereof or successors thereto)) as may be required or (vi) any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Company to determine the withholding or deduction required to be made. In addition, in each of the foregoing circumstances, each Investor shall deliver such forms upon the obsolescence, expiration or invalidity of any form previously delivered by such Investor. Each Investor shall, as promptly as reasonably practicable notify the Company at any time it determines that it is no longer in a position to provide any previously delivered form or certificate to the Company (or any other form of certification adopted by the United States of America or other taxing authorities for such purpose).

                         9.2      The Investor Representative shall deliver to the Company within 90 days after the Closing Date a schedule setting out the Investors’ calculations in reasonable detail as to how much withholding would be required on payments to each Investor Group Member in the event of a taxable distribution and shall as promptly as reasonably practicable deliver an updated schedule whenever such information changes (including upon any transfer to Investor Group Members not party to this Agreement).

                       9.3     Upon a transfer of shares of Series A Preferred or Series B Preferred to an Investor Group Member not party to this Agreement, within 90 days after such transfer or such earlier date as may be reasonably necessary in light of any upcoming taxable distribution, the Investor Representative shall cause the Investor Group Member receiving such transferred shares to provide the information required by the first sentence of Section 9.1 to be delivered to the Company and shall cause the Investor Group Member to comply with the second and third sentences of Section 9.1 (replacing for this purpose the term “Investor” with “Investor Group Member”).

                          9.4     The Investor Representative represents that it is a domestic corporation for federal income tax purposes and shall deliver to the Company an Internal Revenue Service Form W-9 to such effect.

               10.      Miscellaneous.

                          10.1      Governing Law. This Agreement shall be governed in all respects by the laws of the State of State of Delaware without regard to any choice of laws or conflict of laws provisions that would require the application of the laws of any other jurisdiction.

                          10.2      Jurisdiction; Enforcement. The parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). In addition, each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each of the parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereby consents to service being made through the notice procedures set forth in Section 10.6 and agrees that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 10.6 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement. EACH OF THE PARTIES KNOWINGLY, INTENTIONALLY AND VOLUNTARILY WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                         10.3      Successors and Assigns. Except as otherwise provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties; provided, however, the rights of the Investors under this Agreement shall not be assignable to any Person without the consent of the Company.

                         10.4      No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties any rights, remedies, obligations or liabilities under or by reason of this Agreement, and no Person that is not a party to this Agreement (including any partner, member, shareholder, director, officer, employee or other beneficial owner of any party, in its own capacity as such or in bringing a derivative action on behalf of a party) shall have any standing as third-party beneficiary with respect to this Agreement or the transactions contemplated by this Agreement.

                         10.5      Entire Agreement. This Agreement, the Purchase Agreement and the other documents delivered pursuant to the Purchase Agreement, including the Registration Rights Agreement, constitute the full and entire understanding and agreement among the parties with regard to the subjects of this Agreement and such other agreements and documents.

                         10.6      Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, facsimile or messenger as follows:

if to the Company:	Office Depot, Inc.
6600 North Military Trail
Boca Raton FL 33496
Attention: Steve Odland
Facsimile: (561) 438-4400

with a copy to:	Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: David A. Katz
Facsimile: (212) 403-2000

if to any Investor or the Investor Representative:	BC Partners, Inc.
667 Madison Avenue
New York, New York 10065
Attention: James Rubin and Justin Bateman
Facsimile: (212) 891-2899

with a copy to:	Latham & Watkins LLP
885 Third Avenue
New York, NY 10022
Attention: Raymond Lin and John Giouroukakis
Facsimile: (212) 751-4864

or in any such case to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by facsimile if promptly confirmed.

          10.7      Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

          10.8      Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by the Company and the Investor Representative or, in the case of a waiver, by the party against whom the waiver is to be effective. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder of all such securities, and the Company.

          10.9      Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

          10.10      Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

          10.11      Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section, Schedule or Annex, such reference shall be to a Section, Schedule or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

OFFICE DEPOT, INC.

By:	/s/ Michael Newman
Name: Michael Newman
Title: Executive Vice President & Chief Financial Officer

BC PARTNERS, INC., as the Investor Representative

By:	/s/ Justin Bateman
Name: Justin Bateman
Title: Director

For and on behalf of the Limited Partnerships BC For and on behalf of the Limited Partnerships BC European Capital VIII – 1 to 12 and 14 to 34

/s/ Matthew Elston
Name: Matthew Elston
Director, CIE Management II Limited acting as General Partner of the Limited Partnerships BC European Capital VIII - 1 to 12 and 14 to 34

/s/ Mark Rodliffe
Name: Mark Rodliffe
Director, CIE Management II Limited acting as General Partner of the Limited Partnerships BC European Capital VIII - 1 to 12 and 14 to 34

For and on behalf of BC European Capital 35 SC to 39 SC:

/s/ Matthew Elston
Name: Matthew Elston
Director, LMBO Europe SAS As Gérant to BC European Capital 35 SC to 39 SC

/s/ Mike Twinning
Name: Mike Twinning
Director, LMBO Europe SAS As Gérant to BC European Capital 35 SC to 39 SC

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

Schedule 1

Investors

Investor
BC European Capital VIII-1
BC European Capital VIII-2
BC European Capital VIII-3
BC European Capital VIII-4
BC European Capital VIII-5
BC European Capital VIII-6
BC European Capital VIII-7
BC European Capital VIII-8
BC European Capital VIII-9
BC European Capital VIII-10
BC European Capital VIII-11
BC European Capital VIII-12
BC European Capital VIII-14
BC European Capital VIII-15
BC European Capital VIII-16
BC European Capital VIII-17
BC European Capital VIII-18
BC European Capital VIII-19
BC European Capital VIII-20
BC European Capital VIII-21
BC European Capital VIII-22
BC European Capital VIII-23
BC European Capital VIII-24
BC European Capital VIII-25
BC European Capital VIII-26
BC European Capital VIII-27
BC European Capital VIII-28
BC European Capital VIII-29
BC European Capital VIII-30
BC European Capital VIII-31
BC European Capital VIII-32
BC European Capital VIII-33
BC European Capital VIII-34
BC European Capital VIII-35 SC
BC European Capital VIII-36 SC
BC European Capital VIII-37 SC
BC European Capital VIII-38 SC
BC European Capital VIII-39 SC

ANNEX A

Withholding Tax Escrow

Pursuant to the terms of Section 2.5(c) and this Annex A, the Company may establish an escrow account for the benefit of the Investor Group Members funded with a total of $6 million of the aggregate proceeds of the issuance of stock, options or convertible securities with respect to which such escrow account is established (“Withholding Tax Escrow”). If the Company so elects to establish the Withholding Tax Escrow:

          (1)      Subject to the limitations contained below and subject to the satisfaction of the delivery requirements set forth below, each Investor Group Member shall be reimbursed from the Withholding Tax Escrow for Withholding Tax imposed with respect to such Investor Group Member as promptly as reasonably practicable upon delivery by the Investor Group Member of documentation establishing to the reasonable satisfaction of the Company the amount of reimbursement to which the Investor Group Member is entitled under this Annex A. Notwithstanding any other provision, in no event shall the aggregate reimbursement exceed $6 million (less the amount, if any, held in the escrow on the date it is terminated pursuant to Paragraph 4 below), and all reimbursements shall be satisfied solely from the Withholding Tax Escrow. In the event that requests for reimbursements satisfying the terms and conditions of this Annex A are or may be in excess of such amount, the Investor Representative will determine how such reimbursements will be allocated among the Investor Group Members, and the Company shall be entitled fully to rely on such determination.

          (2)      Such reimbursement shall not be made for any Withholding Tax to the extent an Investor Group Member (or any direct or indirect owner thereof) is legally entitled to a reduction or exemption from such Withholding Tax, whether by reason of a treaty or otherwise. The Investor Group Members shall comply with Section 9 and promptly deliver to the Company such properly completed and executed documentation prescribed by applicable law as may reduce or eliminate any Withholding Tax (including, for the absence of doubt, documentation properly completed and executed by direct or indirect owners of the Investors). No reimbursements shall be made for any Withholding Tax that would not have been imposed if the Investor Group Members had delivered such forms which they (or their direct or indirect owners) were legally entitled to deliver.

          (3)     If an Investor Group Member (or any direct or indirect owner thereof) is legally entitled to a refund of any Withholding Tax which has previously been reimbursed (refunds being treated for this purpose as first being refunds of Withholding Tax) pursuant to Paragraph 1 of this Annex A, it shall pay over such refund to which it (or its direct or indirect owner) is legally entitled to the Company. The Investor Representative shall promptly deliver to the Company statements setting forth the type and amount of any such refund and any other pertinent information relating thereto.

          (4)      Prior to the termination of the Withholding Tax Escrow, the Company shall not remove or distribute any of the Withholding Tax Escrow, other than with the approval of the Investor Representative to pay any amounts the Company believes in good faith to be owing to an Investor Group Member pursuant to this Annex A (it being understood that making such payments in accordance with such approvals shall relieve the Company of any and all liability under this Annex A or Section 2.5(c) with respect to the Investor Group Members), except that any earnings on the funds held in the Withholding Tax Escrow shall be for the account of the Company, and the Company shall be entitled to withdraw such earnings at any time. The Withholding Tax Escrow shall terminate on the date three years after it is established (or such earlier date as the balance held in the Withholding Tax Escrow is zero), any remaining funds in the Withholding Tax Escrow shall be returned to the Company at that time and no further reimbursements for Withholding Tax shall be made.

          (5)      Any disputes regarding claims against the Withholding Tax Escrow shall be resolved in a manner consistent with the terms and conditions of this Agreement by an independent nationally recognized accountant mutually satisfactory to the Company and the Investor Representative.

          (6)      “Withholding Tax” shall mean withholding tax required to be collected by the Company by Section 1441 or 1442 of the Code (i) on distributions (or deemed distributions) of stock with respect to the Series A Preferred or, if the Shareholder Approvals have been obtained, the Series B Preferred held by the Investor Group Members and (ii) deemed cash distributions in the form of reimbursements pursuant to this Annex A. For the avoidance of doubt, Withholding Tax shall not include withholding tax imposed on any cash distributions other than deemed cash distributions in the form of reimbursements pursuant to this Annex A.

          (7)      The Withholding Tax Escrow shall be deposited by the Company, in trust for the benefit of the Investor Group Members, with a bank, financial institution or trust company doing business in the Borough of Manhattan, The City of New York, and having a capital and surplus of at least $500 million and selected by the Board, and reasonably acceptable to the Investor Representative, and shall only be invested in Eligible Investments. “Eligible Investments” shall mean (i) obligations issued or guaranteed by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof); (ii) obligations (including certificates of deposit and banker’s acceptances) of any domestic commercial bank having capital and surplus in excess of $500 million; (iii) repurchase obligations for underlying securities of the type described in clause (i); and (iv) any other investments agreed to in writing by both the Investor Representative and the Company. If otherwise qualified, obligations of the escrow agent or any of its affiliates shall qualify as Eligible Investments.

          (8)      Any Investor Group Member not a party to this Agreement shall not be entitled to reimbursement from the Withholding Tax Escrow unless such Investor Group Member executes and delivers an undertaking in a form reasonably acceptable to the Company pursuant to which the Investor Group Member agrees to comply with Section 9 and this Annex A and acknowledges the limitations contained in this Annex A.